HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203

William T. Hart, P.C.	________	Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414

(303) 839-0061

February 18, 2009

Ernest Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Flexible Solutions International Inc. Form 10-KSB/A for the year ended December 31, 2007

This office represents Flexible Solutions International Inc. (the “Company”).  This letter provides the Company’s responses to the comments received from the Staff by letter dated February 6, 2009.  The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff’s comment letter.

1.	Comment noted.

2.	We have reviewed the Company’s amended 10-KSB reports filed October 20, 2008 and January 20, 2009 on the SEC’s Edgar System. The accountants’ report and consent were signed in both of these filings.

3.	Item 8A(T) of Form 10-KSB requires the Company to address both disclosure controls and internal controls.

With respect to the Company’s disclosure controls, the following were the differences between the financial statements filed on March 31, 2008 and the financial statements filed with the amended 10-K report on October 20, 2008.

Item	As filed on March 31, 2008	As filed on October 20, 2008	Difference	Difference

Total Assets	$11,905,367	$11,774,576	$130,791	1%
Total Liabilities	994,753	847,680	(147,073)	15%
Stockholders’ Equity	10,910,614	10,926,895	16,281	Nil
Sales	7,431,791	7,431,791	--	--
Gross Profit	2,632,041	2,693,648	61,507	2%
Net Loss	(849,490)	(923,227)	73,737	9%
Inflow (outflow) of cash for	2,905,096	2,905,096	--	--

In our opinion, the differences between the financial statements filed on March 31, 2008 and those filed on October 20, 2008 are not material to the average and prudent investor.

More importantly, the financial statements filed on October 20, 2008 did not in any way change the Company’s cash position or the net inflow or outflow of cash for the year ended December 31, 2007.  Cash is the most important financial aspect of any business.  Without cash a business cannot pay its expenses, repay debt, or pay dividends.  When a business runs out of cash, the phone lines are cut, the lights go out, and the doors are locked.  Generally Accepted Accounting Principles can never affect the cash position of a business.  A particular transaction may be capitalized, expensed, accrued or deferred (or in some cases never recorded at all).  However, the accounting treatment of a transaction can never alter the cash impact of the transaction.

The term internal control over financial reporting is defined in Rule 13a-15(f).  Insofar as the Company’s internal control is concerned, the Company has concluded that:

(1)           it maintains records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(2)           it’s policies and procedures provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with the authorization of the management and directors of the Company; and

(3)           it’s policies and procedures provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

Items 307 and 308 of Regulation S-B require the evaluation of disclosure controls and internal controls to be made as of the end of the period covered by the report, which in the Company’s case was December 31, 2007.  The filing of the incorrect financial statements on March 31, 2008 did not affect the evaluations made as of December 31, 2007.

The Company’s conclusions regarding its disclosure controls and internal controls are as stated in its report on Form 10-KSB for the year ended December 31, 2007.  Although the Staff is not required to, and may not, agree with the Company’s conclusions, the Company nevertheless stands by the disclosures made in Item 8A(T) of its 10-KSB report.

4.	Comment noted.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

By:	/s/ William T. Hart
William T. Hart